[redacted]

08028105

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46677

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/07 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SCA Development, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One HealthSouth Parkway
(No. and Street)

Birmingham	Alabama	35243
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lisa Byrd, President (205) 970-5599
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Donaldson, Holman & West, P.C.
(Name – *if individual, state last, first, middle name*)

3500 Blue Lake Drive, Suite 325	Birmingham	Alabama	35243
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 21 2008
THOMSON FINANCIAL

SEC Mail Processing Section
FEB 28 2008
Washington, DC
101

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lisa Byrd, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SCA Development, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Lisa M Byrd
Signature

President
Title

Bonnie B. Browning
Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition / Statement of Cashflow
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SCA DEVELOPMENT, INC.

(A wholly owned subsidiary of SC Affiliates, LLC)

Financial Statements
and
Supplementary Information
Years ended December 31, 2007 and 2006

DH&W
DONALDSON
HOLMAN
& WEST, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

SCA DEVELOPMENT, INC.

(A wholly owned subsidiary of SC Affiliates, LLC)

Contents

DH&W
DONALDSON
HOLMAN
& WEST, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholder
SCA Development, Inc.
Birmingham, Alabama

We have audited the accompanying statements of the financial condition of SCA Development, Inc. (a wholly owned subsidiary of SC Affiliates, LLC) (the "Company"), as of December 31, 2007 and 2006, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company, as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Donaldson, Holman & West, PC

February 18, 2008

SCA DEVELOPMENT, INC.

(A wholly owned subsidiary of SC Affiliates, LLC)

Statements of Financial Condition
December 31, 2007 and 2006

Assets

	2007	2006
Cash	$830,375	$810,630
Prepaid expenses	17,740	32,410
Total assets	$848,115	$843,040

Liabilities and Stockholder's Equity

	2007	2006
Liabilities		
Payable to HealthSouth Corporation	$ -	$199,079
Payable to SC Affiliates, LLC	190,741	-
	190,741	199,079
Commitments and contingencies		
Stockholder's equity		
Common stock, $.01 par value; 1,000 shares authorized, issued and outstanding	10	10
Additional paid-in capital	39,990	39,990
Retained earnings	617,374	603,961
	657,374	643,961
Total liabilities and stockholder's equity	$848,115	$843,040

See accompanying notes to financial statements.

SCA DEVELOPMENT, INC.

(A wholly owned subsidiary of SC Affiliates, LLC)

Statements of Operations
Years ended December 31, 2007 and 2006

	2007	2006
Revenues		
Commissions	$362,494	$546,587
Expenses		
Salaries and benefits	210,806	178,322
Professional fees	35,476	138,181
Membership and filing fees	16,535	24,104
Insurance	85,087	98,079
Delivery expense	6,986	44,211
Other operating expenses	5,280	688
	360,170	483,585
Interest income	(19,746)	(15,892)
Income before provision for income taxes	22,070	78,894
Provision for income taxes (allocated from parent company)	8,657	31,062
Net income	$ 13,413	$ 47,832

See accompanying notes to financial statements.

SCA DEVELOPMENT, INC.

(A wholly owned subsidiary of SC Affiliates, LLC)

Statements of Changes in Stockholder's Equity
Years ended December 31, 2007 and 2006

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balance at December 31, 2005	$ 10	$ 39,990	$556,129	$ 596,129
Net income	-	-	47,832	47,832
Balance at December 31, 2006	10	39,990	603,961	643,961
Net income	-	-	13,413	13,413
Balance at December 31, 2007	$ 10	$ 39,990	$617,374	$ 657,374

See accompanying notes to financial statements.

SCA DEVELOPMENT, INC.

(A wholly owned subsidiary of SC Affiliates, LLC)

Statements of Cash Flows
Years ended December 31, 2007 and 2006

	2007	2006
Cash flows from operating activities		
Net income	$ 13,413	$ 47,832
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in operating assets:		
Prepaid expenses	14,670	(4,194)
Decrease in operating liabilities:		
Accounts payable and accrued expenses	-	(746)
Total adjustments	14,670	(4,940)
Net cash provided by operating activities	28,083	42,892
Cash flows used in financing activities		
Net change in payable to HealthSouth Corporation	94,443	(27,000)
Net change in payable to SC Affiliates, LLC	(102,781)	-
Net cash used in financing activities	(8,338)	(27,000)
Net increase in cash	19,745	15,892
Cash		
Beginning of year	810,630	794,738
End of year	$ 830,375	$ 810,630
Non-cash activities:		
Transfer of payables from HealthSouth Corporation to SC Affiliates, LLC	$ 293,522	$ -

See accompanying notes to financial statements.

SCA DEVELOPMENT, INC.

(A wholly owned subsidiary of SC Affiliates, LLC)

Notes to Financial Statements
December 31, 2007 and 2006

Note 1—Description of business and significant accounting policies

Nature of business

SCA Development, Inc. (the "Company") was incorporated under the laws of Tennessee in June 1993 to sell direct participation programs, primarily limited partnership interests in outpatient health care facilities located throughout the United States of America, to practicing physicians. The Company is authorized to act as a broker or dealer in securities pursuant to Section 15(b) of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company carries no customer funds or securities and therefore is exempt from Rule 15c3-3 of the United States Securities and Exchange Commission (the "SEC"). The Company is a wholly owned subsidiary of SC Affiliates, LLC ("SCA") and is included in the consolidated financial statements of SCA. Prior to June 29, 2007, the Company was a wholly owned subsidiary of HealthSouth Corporation ("HealthSouth") and was included in the consolidated financial statements of HealthSouth. Effective June 29, 2007, there was a change in ownership of the Company's parent company. See Note 6—Change in ownership of parent company for further discussion.

Basis of presentation

The accompanying financial statements of the Company have been prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and uncertainties

SCA operates in a highly regulated industry and is required to comply with extensive and complex laws and regulations at the federal, state, and local government levels. These laws and regulations relate to, among other things:

- Licensure, certification, and accreditation,
- Coding and billing for services,

SCA DEVELOPMENT, INC.

(A wholly owned subsidiary of SC Affiliates, LLC)

Notes to Financial Statements
December 31, 2007 and 2006

- Relationships with physicians and other referral sources, including physician self-referral and anti-kickback laws,
- Quality of medical care,
- Use and maintenance of medical supplies and equipment,
- Maintenance and security of medical records,
- Acquisition and dispensing of pharmaceuticals and controlled substances, and
- Disposal of medical and hazardous waste.

Many of these laws and regulations are expansive, and SCA does not have the benefit of significant regulatory or judicial interpretation of them. In the future, different interpretations or enforcement of these laws and regulations could subject SCA's current or past practices to allegations of impropriety or illegality or could require SCA to make changes in its investment structure, facilities, equipment, personnel, services, capital expenditure programs, operating procedures, and contractual arrangements.

If SCA is deemed to have failed to comply with applicable laws and regulations, it could be subjected to liabilities, including (1) criminal penalties, (2) civil penalties, including monetary penalties and the loss of its licenses to operate one or more of its facilities, and (3) exclusion or suspension of one or more of its facilities from participation in the Medicare, Medicaid, and other federal and state health care programs.

Given the nature of SCA's business, they are subject from time to time to various other lawsuits which, depending on their outcome, may have a negative effect on SCA and, in turn, the Company.

Revenue recognition

Revenues, which consist of commissions from the sale of limited partnership units sold by the Company, are recognized at the transaction closing date as long as there are no contingencies related to the sale. When contingencies are present, recognition of commissions are postponed until all such contingencies have been removed from the sales transaction.

Cash flows

For purposes of reporting cash flows, the Company considers all liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. There were no cash equivalents as of December 31, 2007 and 2006.

SCA DEVELOPMENT, INC.
(A wholly owned subsidiary of SC Affiliates, LLC)

Notes to Financial Statements
December 31, 2007 and 2006

Salaries and benefits

The Company does not have any full-time employees. Salaries and benefits are based on the actual number of hours spent working on Company business by SCA employees.

Income taxes

The Company provides for income taxes using the asset and liability method as required by Financial Accounting Standards Board ("FASB") Statement No. 109, *Accounting for Income Taxes*. This approach recognizes the amount of federal, state, and local taxes payable or refundable for the current year, as well as deferred tax assets and liabilities for the future tax consequence of events recognized in the financial statements and income tax returns. Deferred income tax assets and liabilities are adjusted to recognize the effects of changes in tax laws or enacted tax rates. Under FASB Statement No. 109, a valuation allowance is required when it is more likely than not that some portion of the deferred tax assets will not be realized. Realization is dependent on generating sufficient future taxable income. The Company does not have any deferred tax assets or liabilities as of December 31, 2007 and 2006.

The Company's results of operations for the years ended December 31, 2007 and 2006, are included in either SCA's or HealthSouth's 2007 consolidated federal income tax return based on the date of change in ownership and HealthSouth's 2006 consolidated federal income tax return, respectively. For state income tax purposes, the Company's results of operations are reported on separately filed Alabama and Tennessee income tax returns. The Company does not have a formal tax sharing agreement in place with SCA for 2007, and did not have a formal tax sharing agreement in place with HealthSouth in 2006; however, the Company is responsible for its allocated portion of federal and state income taxes, pursuant to §1552(a)(1) of the Internal Revenue Code of 1986, as Amended.

The Company's allocated portion of these taxes is accounted for as an intercompany transaction. Income tax expense in the Company's financial statements has been calculated on a separate tax return basis. The deferred tax provision is determined under the liability method. Deferred tax assets and liabilities are recognized based on differences between the book and tax bases of assets and liabilities using currently enacted tax rates. The provision for income taxes is the sum of the amount of income tax paid or payable for the year as determined by applying the provisions of enacted tax laws to the taxable income for that year and the net change during the year in the Company's deferred tax assets and liabilities.

Note 2—Concentrations of credit risk

The Company maintains cash in a bank account at a high credit quality financial institution. Throughout the years ended December 31, 2007 and 2006, the Company had cash on deposit

SCA DEVELOPMENT, INC.

(A wholly owned subsidiary of SC Affiliates, LLC)

Notes to Financial Statements
December 31, 2007 and 2006

with the financial institution in excess of federal depository insurance limits. The Company has not experienced and does not anticipate any credit losses on these deposits.

Note 3—Related party transactions

Due to the nature of the Company's business, all of its transactions are with related parties. The related parties consist of various SCA outpatient health care facilities (HealthSouth outpatient health care facilities prior to June 29, 2007), which buy and sell limited partnership interests during the year. All commissions are derived from transactions with these facilities. Additionally, effective June 29, 2007, SCA pays all of the Company's expenses and is reimbursed by the Company. Prior to June 29, 2007, HealthSouth paid all of the Company's expenses and was reimbursed by the Company. The net amount owed to these related parties by the Company at December 31, 2007 and 2006, is shown on the statements of financial condition under the caption *Payable to SC Affiliates, LLC* and *Payable to HealthSouth Corporation*, respectively. The amounts payable at December 31, 2007 and 2006, are not considered due on demand and bear no interest.

The financial position and results of operations of the Company, as reported, are not necessarily indicative of the results that would have been reported had the Company operated completely independently.

Note 4—Contingencies

SCA operates in a highly regulated and litigious industry. As a result, various lawsuits, claims, and legal and regulatory proceedings, some of which could directly impact the Company, have been and can be expected to be instituted or asserted against SCA. The resolution of any such lawsuits, claims, or legal and regulatory proceedings could materially and adversely affect the Company's results of operations and financial position in a given period.

Note 5—Net capital requirements

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2007, the Company had net capital of $639,634, which was $626,918 in excess of its required net capital of $12,716. The Company's net capital ratio was .30 to 1. At December 31, 2006, the Company had net capital of $611,551, which was $598,279 in excess of its required net capital of $13,272. The Company's net capital ratio was .33 to 1.

SCA DEVELOPMENT, INC.

(A wholly owned subsidiary of SC Affiliates, LLC)

Notes to Financial Statements
December 31, 2007 and 2006

Note 6—Change in ownership of parent company

Effective June 29, 2007, ASC Acquisition, LLC, an affiliate of TPG (TPG Partners V, L.P.), finalized its definitive agreement with HealthSouth to acquire its surgery centers division, creating SCA, the Company's current parent company. TPG is a private investment partnership founded in 1992 with more than $30 billion of assets currently under management. TPG has substantial healthcare experience.

As a result of the transaction, the active entities formerly comprising HealthSouth's surgery centers division, including the Company are now operated by SCA. In connection with and effective as of the closing of the transaction, each of the contracts between the Company and HealthSouth, were assigned to SCA. The related party operating and non-operating expenses previously paid to HealthSouth are now paid to SCA.

SCA DEVELOPMENT, INC.

(A wholly owned subsidiary of SC Affiliates, LLC)

Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1 of the Securities and Exchange Commission As of December 31, 2007

Computation of net capital	
Total stockholder's equity qualified for net capital	$657,374
Deduct non-allowable assets:	
Prepaid expenses	17,740
Net capital	$639,634
Aggregate indebtedness	
Total aggregate indebtedness from statement of financial condition	$190,741
Computation of basic net capital requirement	
Minimum net capital required (6-2/3 percent of aggregate indebtedness)	$ 12,716
Minimum dollar net capital requirement	$ 5,000
Net capital requirement	$ 12,716
Excess net capital	$626,918
Excess net capital at 1,000 percent (net capital less 10 percent of aggregate indebtedness)	$620,560
Ratio: aggregate indebtedness to net capital	.3 to 1
Reconciliation with the Company's computation	
Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$611,905
Adjustment for income taxes	(8,657)
Adjustment for audit fee accrual	20,000
Adjustment for retained earnings	16,386
Net capital per calculation above	$639,634

See accompanying notes to financial statements.

DH&W
DONALDSON
HOLMAN
& WEST, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5 FOR BROKER-DEALER CLAIMING EXEMPTION FROM SEC RULE 15C3-3

Board of Directors and Stockholder
SCA Development, Inc.
Birmingham, Alabama

In planning and performing our audits of the financial statements and supplemental schedule of SCA Development, Inc. (a wholly owned subsidiary of SC Affiliates, LLC) (the "Company"), for the years ended December 31, 2007 and 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally

accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. In addition, projection of any evaluation of effectiveness of internal controls to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 and 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, the SEC, and other regulatory agencies, which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be used by anyone other than these specified parties.

Donaldson, Holman & West, P.C.

END

February 18, 2008